Exhibit 99.1

Management’s Discussion and Analysis

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of how we performed, as well as information about our financial condition and future prospects. As this management’s discussion and analysis is intended to supplement and complement our financial statements, we recommend that you read this in conjunction with our consolidated interim financial statements for the three and six months ended June 30, 2023, our 2022 annual consolidated financial statements and our 2022 annual management’s discussion and analysis. This management’s discussion and analysis contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our 2023 outlook, and our expectations related to general economic conditions and market trends and their anticipated effects on our business segments. For additional information related to forward-looking statements, material assumptions and material risks associated with them, please see the “Outlook,” and “Additional Information—Cautionary Note Concerning Factors That May Affect Future Results” sections of this management’s discussion and analysis. This management’s discussion and analysis is dated as of August 1, 2023.

We have organized our management’s discussion and analysis in the following key sections:

•	Executive Summary – an overview of our business and key financial highlights	3

•	Results of Operations – a comparison of our current and prior-year period results	4

•	Investment in LSEG – a discussion of our current ownership interest in LSEG	12

•	Liquidity and Capital Resources – a discussion of our cash flow and debt	13

•	Outlook – our financial outlook, including material assumptions and material risks	18

•	Related Party Transactions – a discussion of transactions with our principal and controlling shareholder, The Woodbridge Company Limited (Woodbridge) and other related parties	20

•	Subsequent Events – a discussion of material events occurring after June 30, 2023 and through the date of this management’s discussion and analysis	21

•	Changes in Accounting Policies – a discussion of changes in our accounting policies	21

•	Critical Accounting Estimates and Judgments – a discussion of critical estimates and judgments made by our management in applying accounting policies	21

•	Additional Information – other required disclosures	21

•	Appendix – supplemental information	23

Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us”, the “Company” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

Basis of presentation

We prepare our consolidated financial statements in U.S. dollars and in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Other than EPS, we report our results in millions of U.S. dollars, but we compute percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Use of non-IFRS financial measures

In this management’s discussion and analysis, we discuss our results on an IFRS and non-IFRS basis. We use non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, as supplemental indicators of our operating performance and financial position as well as for internal planning purposes, our management incentive programs and our business outlook. We believe non-IFRS financial measures provide more insight into our performance. Non-IFRS measures do not have standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

See Appendix A of this management’s discussion and analysis for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Refer to the “Liquidity and Capital Resources” section of this management’s discussion and analysis and Appendix B for reconciliations of our non-IFRS financial measures to the most directly comparable IFRS measures.

Glossary of key terms

The following terms in this management’s discussion and analysis have the following meanings, unless otherwise indicated:

Term	Definition
“Big 3” segments	Our combined Legal Professionals, Corporates and Tax & Accounting Professionals segments
Blackstone’s consortium	The Blackstone Group and its subsidiaries, and private equity funds affiliated with Blackstone
bp	Basis points — one basis point is equal to 1/100th of 1%; “100bp” is equivalent to 1%
Change Program	A two-year initiative, completed in December 2022, that focused on transforming our company from a holding company to an operating company and from a content provider into a content-driven technology company
constant currency	A non-IFRS measure derived by applying the same foreign currency exchange rates to the financial results of the current and equivalent prior-year period
EPS	Earnings per share
LSEG	London Stock Exchange Group plc
n/a	Not applicable
n/m	Not meaningful
organic or organically	A non-IFRS measure that represents changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods
Refinitiv	Our former Financial & Risk business, which is now the Data & Analytics business of LSEG. We owned 45% of Refinitiv from October 1, 2018 through January 29, 2021
YPL	York Parent Limited, the entity that owns LSEG shares, which is jointly owned by our company and the Blackstone consortium. A group of current LSEG and former members of Refinitiv senior management also owns part of YPL. References to YPL also include its subsidiaries. YPL was previously known as Refinitiv Holdings Limited prior to the sale of Refinitiv to LSEG on January 29, 2021
$ and US$	U.S. dollars
£	British pounds sterling

Executive Summary

Our company

Thomson Reuters (NYSE / TSX: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. We serve professionals across legal, tax, accounting, compliance, government, and media. Our products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news. For more information, visit tr.com.

We derive most of our revenues from selling information and software solutions, primarily on a recurring subscription basis. Our solutions blend deep domain knowledge with software and automation tools. We believe our workflow solutions make our customers more productive, by streamlining how they operate, enabling them to focus on higher value activities. Many of our customers use our solutions as part of their workflows, which has led to strong customer retention. We believe that our customers trust us because of our history and dependability and our deep understanding of their businesses and industries, and they rely on our services for navigating a rapidly changing and increasingly complex digital world. Over the years, our business model has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments.

We are organized as five reportable segments reflecting how we manage our businesses.

Second Quarter 2023 Revenues

Legal Professionals

Serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

Serves corporate customers from small businesses to multinational organizations, including the seven largest global accounting firms, with our full suite of content-driven technology solutions for in-house legal, tax, regulatory, compliance and IT professionals.

Tax & Accounting Professionals

Serves tax, accounting and audit professionals in accounting firms (other than the seven largest, which are served by our Corporates segment) with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.

Reuters News

Supplies business, financial and global news to the world’s media organizations, professionals and news consumers through Reuters News Agency, Reuters.com, Reuters Events, Thomson Reuters products and to financial market professionals exclusively via LSEG products.

Global Print Provides legal and tax information primarily in print format to customers around the world.

We refer to our Legal Professionals, Corporates and Tax & Accounting Professionals segments, on a combined basis, as our “Big 3” segments.

Our businesses are supported by a corporate center that manages our commercial and technology operations, including those around our sales capabilities, digital customer experience, and product and content development, as well as our global facilities. Costs relating to these activities are allocated to our business segments. We also report “Corporate costs”, which includes expenses for centrally managed functions such as finance, legal and human resources. In 2022, Corporate costs also included expenses related to the Change Program.

Key Financial Highlights

We continued to see good momentum in our business during the second quarter of 2023, despite a continuing uncertain macro-economic environment. While the loss of revenues from divested businesses mitigated total revenue growth to 2%, compared to the second quarter of 2022, we reported organic growth across four of our five business segments. On an organic basis, our revenues increased 5%, broadly in-line with our expectations, reflecting strong growth in recurring and transactions revenues in our “Big 3” segments. Adjusted EBITDA margin increased to 40.1% in the second quarter of 2023 from 34.7% in the second quarter of 2022, partially benefiting from the timing of expenses that we expect to normalize in the second half of the year.

We continued to see strong performance from Westlaw Precision and our international businesses, as well as from our Confirmation, HighQ and Practical Law products. We have been pleased with the performance of our recent SurePrep acquisition. These areas of strength have been tempered somewhat by tighter customer discretionary budgets in a few pockets of our business, including in our Corporates segment, where sales cycles continue to lengthen, and in our Events and digital advertising businesses within our Reuters News segment, where growth has softened. Reflecting the momentum in our business, we are maintaining our full-year outlook for organic revenue growth, adjusted EBITDA margin and free cash flow. Refer to the Outlook section of this management’s discussion and analysis for a complete discussion of our 2023 outlook.

Our confidence around the opportunities that generative AI brings us continues to strengthen. In May 2023, we announced our collaboration with Microsoft to deliver AI solutions to legal professionals, and in June 2023, we signed a definitive agreement to acquire Casetext, which uses artificial intelligence and machine learning to enable legal professionals to work more efficiently, for $650 million. We expect to complete the acquisition of Casetext by the end of 2023, subject to specified regulatory approvals and customary closing conditions.

Our capital capacity and liquidity remain a key asset. In the first six months of 2023, we sold approximately 40.1 million LSEG shares for gross proceeds of $3.9 billion. In the second quarter, we sold a majority stake in our Elite business for proceeds of $418 million. We returned approximately $2.0 billion of capital to shareholders and reduced our outstanding common shares by 15.8 million in our return of capital transaction completed in June 2023. In the first quarter of 2023, we completed our $2 billion share repurchase program with the repurchase of $718 million of our shares. See the “Liquidity and Capital Resources” section of this management’s discussion and analysis for additional information.

Results of Operations

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over the contract term and our costs are generally incurred evenly throughout the year. However, our revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. The timing of costs related to the Change Program impacted the seasonality of our expenses and operating profit in 2022.

The section below contains non-IFRS measures where indicated. Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Consolidated results

	Three months ended June 30,				Six months ended June 30,
			Change				Change
(millions of U.S. dollars, except per share amounts and margins)	2023	2022	Total	Constant Currency	2023	2022	Total	Constant Currency
IFRS Financial Measures
Revenues	1,647	1,614	2%		3,385	3,288	3%
Operating profit	825	391	111%		1,333	805	66%
Diluted earnings (loss) per share	$1.90	$(0.24)	n/m		$3.49	$1.83	91%
Non-IFRS Financial Measures
Revenues	1,647	1,614	2%	2%	3,385	3,288	3%	4%
Organic revenue growth				5%				6%
Adjusted EBITDA	662	561	18%	18%	1,339	1,161	15%	15%
Adjusted EBITDA margin	40.1%	34.7%	540bp	530bp	39.4%	35.3%	410bp	380bp
Adjusted EBITDA less accrued capital expenditures	537	420	28%		1,093	898	22%
Adjusted EBITDA less accrued capital expenditures margin	32.6%	26.0%	660bp		32.2%	27.3%	490bp
Adjusted EPS	$0.84	$0.60	40%	40%	$1.67	$1.26	33%	33%
“Big 3” Segments
Revenues	1,326	1,290	3%	3%	2,757	2,652	4%	5%
Organic revenue growth				7%				7%
Adjusted EBITDA	597	524	14%	14%	1,218	1,108	10%	10%
Adjusted EBITDA margin	44.9%	40.7%	420bp	430bp	44.0%	41.8%	220bp	200bp

Revenues

	Three months ended June 30,					Six months ended June 30,
			Change					Change

(millions of U.S. dollars)	2023	2022	Total	Constant Currency	Organic	2023	2022	Total	Constant Currency	Organic
Recurring revenues	1,323	1,291	2%	3%	6%	2,646	2,591	2%	3%	6%
Transactions revenues	191	181	5%	5%	6%	468	413	13%	14%	9%
Global Print revenues	133	142	(6%)	(5%)	(4%)	271	284	(5%)	(3%)	(2%)
Revenues	1,647	1,614	2%	2%	5%	3,385	3,288	3%	4%	6%

Revenues in the second quarter increased 2% in total and in constant currency, as growth across four of our five of business segments and the acquisition of SurePrep in January 2023 was partially offset by the loss of revenues from businesses we divested. Foreign currency had no impact on consolidated revenue growth in the quarter. On an organic basis, total revenues increased 5%, driven by 6% growth in recurring revenues (80% of total revenues) and 6% growth in transactions revenues. Global Print revenues declined 4% on an organic basis.

Revenues in the six-month period increased 3% in total and 4% in constant currency. Foreign currency had a 1% negative impact on consolidated revenue growth. Total recurring and transactions revenue growth was negatively impacted by divestitures, however transactions revenues benefited from the acquisition of SurePrep. On an organic basis, total revenues increased 6%, driven by 6% growth in recurring revenues (78% of total revenues) and 9% growth in transactions revenues. Global Print revenues declined 2% on an organic basis.

Revenues from the “Big 3” segments in the second quarter increased 3% in total and in constant currency. On an organic basis, revenues increased 7%, the ninth consecutive quarter our “Big 3” segments have grown at least 6%, driven by 7% growth in both recurring and transactions revenues. In the six-month period, revenues from the “Big 3” segments increased 4% in total and 5% in constant currency. Foreign currency had a 1% negative impact on revenue growth. On an organic basis, revenues increased 7% driven by 6% growth in recurring revenues and 10% growth in transactions revenues. In each period, our “Big 3” segments represented approximately 81% of our total revenues.

In the six-month period, the negative impact from foreign currency on revenue growth reflected the strengthening of the U.S. dollar against most major currencies, including the British pound sterling, Canadian dollar and Argentine peso, compared to the prior-year period.

Operating profit, adjusted EBITDA and adjusted EBITDA less accrued capital expenditures

Operating profit increased 111% and 66% in the second quarter and six-month period, respectively, primarily due to a gain on sale of a majority stake in our Elite business. Higher revenues and lower costs also contributed to operating profit growth. Operating profit in the six-month period also included a gain from the sale of a subsidiary to a company affiliated with Woodbridge, our company’s principal shareholder (see the “Related Party Transactions” section of this management’s discussion and analysis for additional information).

In the second quarter, adjusted EBITDA, which excludes the gain on the sale of Elite as well as other adjustments, increased 18% and the related margin increased to 40.1% from 34.7% in the prior-year period. The increases were due to higher revenues and lower costs. Lower costs reflected Change Program investments made in the prior-year period, which benefited the year-over-year change in adjusted EBITDA margin by 190bp, as well as the timing of expenses that we expect to normalize in the second half of the year. Foreign currency contributed 10bp to the year-over-year change in adjusted EBITDA margin.

In the six-month period, adjusted EBITDA, which also excludes the gain from the sale of a subsidiary mentioned above, increased 15% and the related margin increased to 39.4% from 35.3% in the prior year period. The increases were due to higher revenues and lower costs. As in the quarter, lower costs reflected Change Program investments made in the prior-year period, which benefited the year-over-year change in adjusted EBITDA margin by 190bp as well as the timing of expenses that we expect to normalize in the second half of the year. Foreign currency contributed 30bp to the year-over-year change in adjusted EBITDA margin.

In both periods, adjusted EBITDA less accrued capital expenditures and the related margin increased due to higher adjusted EBITDA and lower accrued capital expenditures.

Operating expenses

	Three months ended June 30,				Six months ended June 30,

			Change				Change

(millions of U.S. dollars)	2023	2022	Total	Constant Currency	2023	2022	Total	Constant Currency
Operating expenses	990	1,041	(5%)	(6%)	2,064	2,122	(3%)	(2%)
Remove fair value adjustments(1)	(1)	12			(5)	5
Operating expenses, excluding fair value adjustments	989	1,053	(6%)	(6%)	2,059	2,127	(3%)	(2%)

(1)	Fair value adjustments primarily represent gains or losses on intercompany balances that arise in the ordinary course of business due to changes in foreign currency exchange rates.

Operating expenses, excluding fair value adjustments, decreased in total and in constant currency in both periods. The decrease was due to cost savings from the completion of our Change Program in 2022 and lower costs related to divested businesses, which more than offset higher costs from acquisitions, as well as higher product, sales, and marketing expenses. The second quarter of 2023 also benefited from favorable timing of expenses.

Depreciation and amortization

	Three months ended June 30,			Six months ended June 30,

(millions of U.S. dollars)	2023	2022	Change	2023	2022	Change
Depreciation	29	38	(21%)	59	76	(22%)
Amortization of computer software	127	121	4%	245	235	4%
Subtotal	156	159	(2%)	304	311	(2%)
Amortization of other identifiable intangible assets	23	25	(5%)	48	51	(5%)

●

Depreciation decreased in both periods due to the completion of depreciation of assets acquired in previous years. Amortization of computer software increased in both periods as higher expense from newly acquired assets, including from recently acquired businesses, more than offset lower amortization associated with businesses held for sale.

●

Amortization of other identifiable intangible assets decreased in both periods as the completion of amortization of assets acquired in previous years more than offset expenses associated with recent acquisitions.

Other operating gains, net

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	2023	2022	2023	2022
Other operating gains, net	347	2	364	1

Other operating gains, net, in both periods of 2023 included a $347 million gain on the sale of a majority interest in our Elite business. The six months ended June 30, 2023 also included a $23 million gain on the sale of a Canadian wholly-owned subsidiary to a company affiliated with Woodbridge, our company’s principal shareholder (see the “Related Party Transactions” section of this management’s discussion and analysis for additional information). In both periods of 2022, other operating gains, net, were not significant.

Net interest expense

	Three months ended June 30,			Six months ended June 30,

(millions of U.S. dollars)	2023	2022	Change	2023	2022	Change
Net interest expense	34	49	(30%)	89	97	(8%)

Net interest expense decreased in both periods due to interest income related to the proceeds from the sale of our LSEG shares, which more than offset higher interest costs on commercial paper borrowings and net pension obligations. As substantially all our long-term debt obligations paid interest at fixed rates (after swaps), the net interest expense on our term debt was essentially unchanged compared to the prior-year periods.

Other finance costs (income)

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	2023	2022	2023	2022
Other finance costs (income)	102	(320)	192	(414)

In the second quarter and six-month period of 2023, other finance costs included losses of $66 million and $135 million, respectively, from foreign exchange contracts on instruments that are intended to reduce foreign currency risk on a portion of our indirect investment in LSEG, which is denominated in British pounds sterling, and net foreign exchange losses on intercompany funding arrangements. In the second quarter and six-month period of 2022, other finance income included gains of $242 million and $320 million, respectively, from foreign exchange contracts, and net foreign exchange gains on intercompany funding arrangements.

Share of post-tax earnings (losses) in equity method investments

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	2023	2022	2023	2022
YPL	421	(822)	995	(23)
Other equity method investments	(2)	(3)	(6)	(4)
Share of post-tax earnings (losses) in equity method investments	419	(825)	989	(27)

Our investment in LSEG is subject to equity accounting because the LSEG shares are held through YPL, over which we have significant influence. The investment in LSEG shares held by YPL is accounted for at fair value, based on the share price of LSEG. As the investment in LSEG is denominated in British pounds sterling, the Company has entered into a series of foreign exchange contracts to mitigate currency risk on its investment. See the “Investment in LSEG” section of this management’s discussion and analysis for additional information on the sales of LSEG shares in the first six months of 2023.

In the second quarter of 2023, share of post-tax earnings in equity method investments primarily reflected an increase in value of our LSEG investment, of which $220 million related to a higher share price and $113 million related to foreign exchange gains. In the six months ended June 30, 2023, share of post-tax earnings in equity method investments primarily reflected an increase in value of our LSEG investment, of which $692 million related to a higher share price and $278 million related to foreign exchange gains. A loss of $77 million on a forward contract relating to the agreement to sell LSEG shares to Microsoft for a fixed price was also included. Both periods included $45 million of dividend income from our LSEG investment.

In the second quarter of 2022, share of post-tax losses in equity method investments included a decrease in value of our LSEG investment, of which $319 million related to a decrease in the LSEG share price and $565 million related to foreign exchange losses. In the six months ended June 30, 2022, share of post-tax losses in equity method investments reflected a decrease in value of our LSEG investment, of which $689 million related to an increase in the LSEG share price, which was more than offset by $774 million of foreign exchange losses. Both periods also included $62 million of dividend income from our LSEG investment.

Tax expense (benefit)

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	2023	2022	2023	2022
Tax expense (benefit)	219	(92)	415	148

In the second quarter of 2023, tax expense (benefit) included $97 million (2022 - $(209) million) related to our earnings (loss) in equity method investments. In the six months ended June 30, 2023, tax expense (benefit) included $233 million (2022 - $(17) million) related to the Company’s earnings (loss) in equity method investments. Both periods in 2023 included $78 million of expense related to the sale of a majority stake in Elite, as well as $24 million of benefits from the release of reserves for uncertain tax reserves upon the settlement of a tax audit. Additionally, tax expense (benefit) in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax expense (benefit) for the full year.

The comparability of our tax expense (benefit) was impacted by various transactions and accounting adjustments during each period. The following table sets forth certain components within income tax expense (benefit) that impact comparability from period to period, including tax expense (benefit) associated with items that are removed from adjusted earnings:

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	2023	2022	2023	2022

Tax expense (benefit)

Tax items impacting comparability:

Corporate tax laws and rates(1)	1	-	1	(10)
Deferred tax adjustments(2)	(3)	(1)	(3)	(35)

Subtotal	(2)	(1)	(2)	(45)
Tax related to:

Amortization of other identifiable intangible assets	(6)	(7)	(12)	(11)

Other operating gains, net	78	-	77	-

Other finance (costs) income	(15)	59	(31)	78

Share of post-tax earnings (losses) in equity method investments	97	(209)	233	(17)

Other items	(1)	2	(2)	1

Subtotal	153	(155)	265	51

Total	151	(156)	263	6

(1)	Consists primarily of adjustments to deferred tax balances due to changes in effective state tax rates.
(2)

Relates primarily to the recognition of a deferred tax asset for a tax basis step-up attributable to a non-U.S. subsidiary. The six-month period in 2022 also included adjustments required for a business that was classified as held for sale during the period.

Because the items described above impact the comparability of our tax expense or benefit for each period, we remove them from our calculation of adjusted earnings, along with the pre-tax items to which they relate. The computation of our adjusted tax expense is set forth below:

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	2023	2022	2023	2022

Tax expense (benefit)	219	(92)	415	148

Remove: Items from above impacting comparability	(151)	156	(263)	(6)
Other adjustment:

Interim period effective tax rate normalization(1)	5	(2)	3	(3)

Total tax expense on adjusted earnings	73	62	155	139

(1)

Adjustment to reflect income taxes based on estimated full-year effective tax rates. Earnings or losses for interim periods under IFRS generally reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which we operate. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

We expect new tax legislation to be enacted in Canada later in 2023 that will reduce our ability to deduct interest expense against our Canadian income. As a result, we expect to increase our taxable profits in Canada against which we will apply tax loss carryforwards. When the legislation is enacted, we expect to recognize previously unrecognized tax loss carryforwards in our consolidated income statement and record corresponding deferred tax assets, the amount of which could be significant.

Results of Discontinued Operations

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	2023	2022	2023	2022
Earnings (loss) from discontinued operations, net of tax	5	(44)	24	(55)

In all periods, earnings or losses from discontinued operations, net of tax, were primarily comprised of earnings or losses arising on a receivable balance from LSEG relating to a tax indemnity. The earnings or losses were due to changes in foreign exchange and interest rates.

Net earnings (loss) and diluted earnings (loss) per share

	Three months ended June 30,				Six months ended June 30,

			Change				Change

(millions of U.S. dollars, except per share amounts)	2023	2022	Total	Constant Currency	2023	2022	Total	Constant Currency
IFRS Financial Measures
Net earnings (loss)	894	(115)	n/m		1,650	892	85%
Diluted earnings (loss) per share	$1.90	$(0.24)	n/m		$3.49	$1.83	91%
Non-IFRS Financial Measures(1)
Adjusted earnings	397	291	37%		788	613	29%
Adjusted EPS	$0.84	$0.60	40%	40%	$1.67	$1.26	33%	33%

(1)

Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Net earnings and diluted EPS increased in both periods primarily due to higher operating profit and an increase in the value of our LSEG investment, which was partially offset by other finance costs in 2023. The second quarter of 2022 included a significant reduction in the value of our LSEG investment.

Adjusted earnings and adjusted EPS, which excludes the change in value of our LSEG investment, other finance costs or income, the gain on the sale of Elite, as well as other adjustments, increased in both periods primarily due to higher adjusted EBITDA.

Segment results

The following is a discussion of our five reportable segments and our Corporate costs for the three and six months ended June 30, 2023. We assess revenue growth for each segment, as well as the businesses within each segment, in constant currency and on an organic basis. See Appendix A of this management’s discussion and analysis for additional information.

Legal Professionals

	Three months ended June 30,					Six months ended June 30,

			Change					Change

(millions of U.S. dollars, except margins)	2023	2022	Total	Constant Currency	Organic	2023	2022	Total	Constant Currency	Organic
Recurring revenues	667	656	2%	2%	5%	1,339	1,309	2%	3%	6%
Transactions revenues	38	44	(13%)	(12%)	12%	80	89	(9%)	(9%)	5%
Revenues	705	700	1%	1%	6%	1,419	1,398	2%	2%	6%
Segment adjusted EBITDA	345	304	14%	14%		663	609	9%	9%
Segment adjusted EBITDA margin	48.9%	43.4%	550bp	540bp		46.7%	43.6%	310bp	280bp

Revenues increased in total and in constant currency in both periods, but were negatively impacted by the loss of revenues from divested businesses. The increases were driven by growth in recurring revenues (95% of the Legal Professionals segment in the second quarter), which more than offset a decline in transactions revenues (5% of the Legal Professionals segment in the second quarter) due to divestitures.

On an organic basis, revenues also increased in both periods due to growth in recurring revenues that were driven by Westlaw, Practical Law, HighQ and the segment’s international businesses. Transactions revenues increased on an organic basis in both periods and included growth in the Government business and Findlaw, the latter of which was timing related.

Segment adjusted EBITDA and the related margin increased in both periods driven by higher revenues and lower expenses. The second quarter benefited from favorable timing of expenses. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 10bp in the second quarter and 30bp in the six-month period.

Corporates

	Three months ended June 30,					Six months ended June 30,

			Change					Change

(millions of U.S. dollars, except margins)	2023	2022	Total	Constant Currency	Organic	2023	2022	Total	Constant Currency	Organic
Recurring revenues	340	322	5%	5%	8%	666	638	4%	5%	8%
Transactions revenues	52	51	3%	2%	(1%)	161	146	10%	10%	7%
Revenues	392	373	5%	5%	7%	827	784	5%	6%	8%
Segment adjusted EBITDA	163	139	17%	17%		317	296	7%	7%
Segment adjusted EBITDA margin	41.6%	37.4%	420bp	430bp		38.2%	37.8%	40bp	40bp

Revenues increased in total and constant currency in both periods, but were negatively impacted by the loss of revenues from divested businesses. The increases were driven by growth in recurring revenues (87% of the Corporates segment in the second quarter) as well as transactions revenues (13% of the Corporates segment in the second quarter), which benefited from the acquisition of SurePrep.

On an organic basis, revenues increased in the second quarter as growth in recurring revenues driven by Practical Law, CLEAR, and the segment’s businesses in Latin America, more than offset a slight decline in transactions revenues. In the six-month period, the increase in organic revenues was due to both higher recurring and transactions revenues. Transactions revenues benefited from growth in the Confirmation and Trust businesses.

Segment adjusted EBITDA and the related margin increased in the second quarter due to higher revenues and lower expenses, the latter of which benefited from timing. Foreign currency had a 10bp negative impact on the year-over-year change in segment adjusted EBITDA margin in the quarter. In the six-month period, the increases in segment adjusted EBITDA and the related margin were driven by higher revenues, which more than offset higher expenses. Foreign currency had no impact on year-over-year change in segment adjusted EBITDA margin in the period.

Tax & Accounting Professionals

	Three months ended June 30,					Six months ended June 30,

			Change					Change

(millions of U.S. dollars, except margins)	2023	2022	Total	Constant Currency	Organic	2023	2022	Total	Constant Currency	Organic
Recurring revenues	167	167	-	1%	9%	343	349	(2%)	(1%)	7%
Transactions revenues	62	50	24%	27%	12%	168	121	39%	41%	17%
Revenues	229	217	5%	7%	10%	511	470	9%	10%	10%
Segment adjusted EBITDA	89	81	10%	11%		238	203	17%	18%
Segment adjusted EBITDA margin	38.5%	37.4%	110bp	110bp		45.7%	43.2%	250bp	220bp

Revenues increased in total and constant currency in both periods driven by growth in transactions revenues (27% of the Tax & Accounting Professionals segment in the second quarter), which reflected the acquisition of SurePrep. Recurring revenue (73% of the Tax & Accounting Professionals segment in the second quarter) performance in both periods was negatively impacted by the loss of revenues from divested businesses. The six-month period also included higher customer credits, which we do not expect to recur.

On an organic basis, revenues increased in both periods due to growth in recurring and transactions revenues. The segment’s businesses in Latin America contributed to recurring revenue growth, while the Confirmation and SurePrep businesses drove the growth in transactions revenues.

Segment adjusted EBITDA and the related margin increased in both periods as higher revenues more than offset higher expenses, which included costs related to the SurePrep acquisition and higher revenue related expenses. Foreign currency had no impact on the year-over-year change in segment adjusted EBITDA margin in the second quarter, and benefited the year-over-year change in the six-month period by 30bp.

Tax & Accounting Professionals is a more seasonal business relative to our other businesses, with a higher percentage of its revenues historically generated in the fourth quarter and to a slightly lesser extent, the first quarter, due to the release of certain tax products. As a result, the margin performance of this segment has been generally higher in the first and fourth quarters as costs are typically incurred in a more linear fashion throughout the year.

Reuters News

	Three months ended June 30,					Six months ended June 30,

			Change					Change

(millions of U.S. dollars, except margins)	2023	2022	Total	Constant Currency	Organic	2023	2022	Total	Constant Currency	Organic
Recurring revenues	155	152	2%	2%	2%	310	307	1%	2%	2%
Transactions revenues	39	36	5%	-	-	59	57	3%	(1%)	(1%)
Revenues	194	188	3%	2%	1%	369	364	1%	1%	1%
Segment adjusted EBITDA	45	44	2%	(7%)		74	81	(9%)	(17%)
Segment adjusted EBITDA margin	23.1%	23.3%	(20)bp	(210)bp		20.0%	22.2%	(220)bp	(430)bp

Revenues increased in total, in constant currency and on an organic basis in both periods. The moderation in revenue growth was driven by a lower contractual price increase in 2023, compared to 2022, from the segment’s news and editorial agreement with the Data & Analytics business of LSEG, slower Events growth and lower digital revenues.

Reuters News and the Data & Analytics business of LSEG have an agreement pursuant to which Reuters News supplies news and editorial content to LSEG through October 1, 2048. Reuters News recorded revenues of $92 million (2022 - $90 million) and $184 million (2022 - $180 million) in the second quarter and six-month period of 2023, respectively, under this agreement.

Segment adjusted EBITDA increased in the second quarter due to currency benefits. In the six-month period, segment adjusted EBITDA and the related margin decreased due to investments we made in the business. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 190bp in the second quarter and 210bp in the six-month period.

Global Print

	Three months ended June 30,					Six months ended June 30,

			Change					Change

(millions of U.S. dollars, except margins)	2023	2022	Total	Constant Currency	Organic	2023	2022	Total	Constant Currency	Organic
Revenues	133	142	(6%)	(5%)	(4%)	271	284	(5%)	(3%)	(2%)
Segment adjusted EBITDA	53	50	5%	5%		103	103	-	1%
Segment adjusted EBITDA margin	39.7%	35.4%	430bp	390bp		38.1%	36.2%	190bp	170bp

Revenues decreased in total and in constant currency in both periods, as performance was negatively impacted by the loss of revenues from divested businesses. The decline in revenues on an organic basis in both periods was in line with our expectations.

Segment adjusted EBITDA and the related margin increased in the second quarter as lower expenses, which reflected favorable timing of materials sourcing and labor costs, more than offset lower revenues. In the six-month period, segment adjusted EBITDA was unchanged and the related margin increased due to the same factors as the quarter. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 40bp in the second quarter and 20bp in the six-month period.

Corporate costs

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	2023	2022	2023	2022
Corporate costs	33	57	56	131

Corporate costs decreased primarily because the prior year-periods included $30 million and $64 million of costs associated with the Change Program in the second quarter and six-month period of 2022, respectively. The six-month period of 2023 also included $7 million of non-income tax credits.

Investment in LSEG

We indirectly own shares in LSEG through YPL, an entity jointly owned by our company, Blackstone’s consortium and certain current LSEG and former members of Refinitiv senior management.

During the second quarter and six-month period of 2023, we received $1.6 billion and $3.9 billion, respectively, related to the transactions described below. Of these amounts, $1.6 billion and $3.8 billion were received in the second quarter and six-month period of 2023, respectively, in the form of dividends from YPL.

●

On January 31, 2023, our company and Blackstone’s consortium collectively sold 21.2 million LSEG shares they co-own through YPL to Microsoft for a fixed U.S. dollar price of $94.50 per share. We received approximately $1.0 billion of gross proceeds from the sale of the 10.5 million shares our company indirectly owned. In conjunction with the sale of shares to Microsoft, LSEG amended the terms of contractual lock-up provisions previously agreed between LSEG and the Blackstone consortium/Thomson Reuters entities that hold the LSEG shares. Based on agreements our company has with LSEG and the Blackstone consortium, Thomson Reuters will be able to sell approximately 31 million of its indirectly owned shares in the twelve-month period beginning January 30, 2023, 22 million shares in the twelve-month period beginning January 30, 2024 and 8 million shares after the lock-up arrangement terminates on January 29, 2025.

●

On March 8, 2023, our company and Blackstone’s consortium collectively sold 28 million shares they co-own for £71.50 per share through a placing to institutional investors and an offer to retail investors. We received approximately $1.3 billion of gross proceeds from the sale of the 13.6 million shares our company indirectly owned, which included approximately $96 million from the settlement of foreign exchange contracts intended to mitigate foreign exchange risk on the investment.

●

On May 19, 2023, our company and Blackstone’s consortium collectively sold 33 million shares they co-own for £80.50 per share through a placing to institutional investors and an offer to retail investors. We received approximately $1.6 billion of gross proceeds from the sale of the 15.3 million shares our company indirectly owned, which included approximately $28 million from the settlement of foreign exchange contracts intended to mitigate foreign exchange risk on the investment.

●

During the second quarter and six-month period of 2023, LSEG repurchased 0.6 million and 1.5 million, respectively, of ordinary shares from YPL under an open market buyback program announced by LSEG in August 2022. We received proceeds of approximately $27 million and $62 million related to the approximately 0.3 million and 0.7 million shares our company indirectly owned and sold as part of this buyback in the second quarter and six-month period of 2023, respectively.

We paid $250 million of income tax in the first six months of 2023 and expect to pay approximately $170 million later this year on these share sales and the related settlement of foreign exchange contracts. Relative to our remaining shares, we expect to pay 25% capital gains tax on proceeds above our tax basis of $1.3 billion.

See the “Liquidity and Capital Resources” section of the management’s discussion and analysis for information on our use of proceeds from the sale of LSEG shares.

Given the reduction in its ownership in 2023, YPL is only entitled to nominate two non-executive directors to the board of LSEG, rather than three. As such, Thomson Reuters is no longer entitled to nominate a representative to the board of LSEG.

The market value of our investment in LSEG on July 31, 2023 was approximately $3.5 billion, based on LSEG’s closing share price on that date and 31.8 million shares, which reflects any additional shares sold through our participation in LSEG’s open market buyback program.

Liquidity and Capital Resources

We have historically maintained a disciplined capital strategy that balances growth, long-term financial leverage, credit ratings and returns to shareholders. We are focused on having the investment capacity to drive revenue growth, both organically and through acquisitions, while also maintaining our long-term financial leverage and credit ratings and continuing to provide returns to shareholders. Our principal sources of liquidity are cash and cash equivalents and cash provided by operating activities. From time to time, we also issue commercial paper, borrow under our credit facility, and issue debt securities. Our principal uses of cash are for debt repayments, debt servicing costs, dividend payments, capital expenditures, share repurchases and acquisitions.

In the first six months of 2023, we received gross proceeds of $3.9 billion, which included the settlement of foreign exchange contracts, from the sale of approximately 40.1 million LSEG shares. In June 2023, we returned $2.0 billion of these proceeds to shareholders through a return of capital transaction. We plan to use the remaining proceeds to pursue organic and inorganic opportunities in key growth segments as well as for other general corporate purposes. We also plan to continue to sell LSEG shares in tranches subject to contractual lock-up provisions. We expect those proceeds will provide us with further options for investment and returns to shareholders (Refer to the “Investment in LSEG” section, and the “Return of capital and share consolidation” section below, of this management’s discussion and analysis for additional information).

Our capital strategy approach has provided us with a strong capital structure and liquidity position. Our disciplined approach and cash generative business model have allowed us to weather economic volatility in recent years caused by macroeconomic and geopolitical factors, while continuing to invest in our business. While we are closely monitoring the global disruption caused by Russia’s invasion of Ukraine, our operations in the region are not material to our business.

We expect that the operating leverage of our business will increase our free cash flow if we increase revenues as contemplated by our outlook. We target a maximum leverage ratio of 2.5x net debt to adjusted EBITDA and have set a target to pay out 50% to 60% of our expected free cash flow as dividends to our shareholders.

As of June 30, 2023, we had $2.9 billion of cash on hand, which includes a portion of the proceeds from the sale of our LSEG shares. As a result, our net debt to adjusted EBITDA leverage ratio as of June 30, 2023 was 1.2:1, significantly lower than our target of 2.5:1. As calculated under our credit facility covenant, our net debt to adjusted EBITDA leverage ratio as of June 30, 2023 was 1.1:1, which is also well below the maximum leverage ratio allowed under the credit facility of 4.5:1. Our next scheduled debt maturity is in the fourth quarter of 2023.

We believe that our existing sources of liquidity will be sufficient to fund our expected cash requirements in the normal course of business for the next 12 months.

Certain information above in this section is forward-looking and should be read in conjunction with the section entitled “Additional Information — Cautionary Note Concerning Factors That May Affect Future Results”.

Cash flow

Summary of consolidated statement of cash flow

	Three months ended June 30,			Six months ended June 30,

(millions of U.S. dollars)	2023	2022	$ Change	2023	2022	$ Change
Net cash provided by operating activities	695	433	262	962	708	254
Net cash provided by (used in) investing activities	1,633	(254)	1,887	3,301	(433)	3,734
Net cash used in financing activities	(1,160)	(368)	(792)	(2,475)	(588)	(1,887)
Translation adjustments	-	(4)	4	1	(4)	5
Increase (decrease) in cash and cash equivalents	1,168	(193)	1,361	1,789	(317)	2,106
Cash and cash equivalents at beginning of period	1,690	654	1,036	1,069	778	291
Cash and cash equivalents at end of period	2,858	461	2,397	2,858	461	2,397
Non-IFRS Financial Measure(1)
Free cash flow	596	342	254	729	428	301

(1)

Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Operating activities. Net cash provided by operating activities increased in both periods primarily due to the cash benefits from higher revenues and lower costs, lower tax payments and favorable movements in working capital.

Investing activities. In 2023, net cash provided by investing activities included $1,583 million and $3,876 million, in the second quarter and six-month period, respectively, in proceeds from the sales of LSEG shares (see the “Investment in LSEG” section of this management’s discussion and analysis for additional information). Both periods also included $418 million in proceeds from the sale of a majority stake in our Elite business (see the “Executive Summary” section of this of this management’s discussion and analysis for additional information) and a $45 million dividend from our LSEG investment. These inflows were partly offset by $252 million and $270 million in taxes paid on the sales of LSEG shares and certain businesses, $127 million and $267 million of capital expenditures, and $33 million and $523 million of acquisition spending in the second quarter and six-month period, respectively. Acquisition spending in the six-month period primarily included the January 2023 acquisition of SurePrep, a provider of tax automation software and services.

In 2022, net cash used in investing activities included $137 million and $308 million of capital expenditures in the second quarter and six-month period, respectively. Both periods also included acquisition spending of $163 million and $171 million, respectively, which primarily included the April 2022 acquisition of ThoughtTrace, a business that uses artificial intelligence and machine learning to read, organize and manage document workflows. These outflows were partly offset by a $62 million dividend from our LSEG investment.

Financing activities. In 2023, net cash used in financing activities in both periods reflected returns to our shareholders of $2,045 million through a return of capital and share consolidation transaction. The second quarter also included $230 million of dividend payments to our common shareholders, while the six-month period included $454 million of dividends and $718 million in share repurchases. These outflows were partly offset by $1,132 million and $771 million of net borrowing under our commercial paper program in the second quarter and six-month period, respectively. Refer to the “Commercial paper program”, ”Dividends”, “Share repurchases” and “Return of capital and share consolidation” subsections below for additional information.

In 2022, net cash used in financing activities included dividends paid to our common shareholders of $210 million and $419 million in the second quarter and six-month period, respectively. Both periods of 2022 also included $194 million of share repurchases.

Cash and cash equivalents. Cash and cash equivalents as of June 30, 2023 were higher compared to the beginning of the year due to the proceeds from the sale of approximately 40.1 million of our indirectly owned LSEG shares that remained after our return of capital and share consolidation transaction.

Free cash flow. Free cash flow increased in both periods primarily due to higher cash flows from operating activities and lower capital expenditures. The six-month period also reflected proceeds from the sale of a subsidiary to a company affiliated with Woodbridge. Capital expenditures in the prior-year periods included investments in the Change Program.

Additional information about our debt and credit arrangements, dividends, share repurchases and return of capital and share consolidation is as follows:

●

Commercial paper program. Our $2.0 billion commercial paper program provides cost-effective and flexible short-term funding. Issuances of commercial paper reached a peak of $1,840 million during the second quarter of 2023, all of which remained outstanding as of June 30, 2023, and was included in “Current indebtedness” within the consolidated statement of financial position.

●

Credit facility. We have a $2.0 billion syndicated credit facility agreement which matures in November 2027 and may be used to provide liquidity for general corporate purposes (including acquisitions or support for our commercial paper program). There were no outstanding borrowings under the credit facility as of June 30, 2023. Based on our current credit ratings, the cost of borrowing under the facility is priced at the Term Secured Overnight Financing Rate (SOFR)/Euro Interbank Offered Rate (EURiBOR)/Simple Sterling Overnight Index Average (SONIA) plus 102.5 basis points. We have the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.6 billion. If our debt rating is downgraded by Moody’s, S&P or Fitch, our facility fees and borrowing costs would increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs. We also monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as defined in the credit agreement (total debt after swaps less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If we complete an acquisition with a purchase price of over $500 million, we may elect, subject to notification, to temporarily increase the ratio of net debt to EBITDA to 5.0:1 at the end of the quarter within which the transaction closed and for each of the three immediately following fiscal quarters. At the end of that period, the ratio would revert to 4.5:1. As of June 30, 2023, we were in compliance with this covenant as our ratio of net debt to EBITDA, as calculated under the terms of our syndicated credit facility, was 1.1:1.

●

Long-term debt. We did not issue notes or make any debt repayments in the six months ended June 30, 2023. Thomson Reuters Corporation and one of its U.S. subsidiaries, TR Finance LLC, may collectively issue up to $3.0 billion of unsecured debt securities from time to time through July 29, 2024 under a base shelf prospectus. Any debt securities issued by TR Finance LLC will be fully and unconditionally guaranteed on an unsecured basis by Thomson Reuters Corporation and three U.S. subsidiary guarantors, which are also indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation. Except for TR Finance LLC and the subsidiary guarantors, none of Thomson Reuters Corporation’s other subsidiaries have guaranteed or would otherwise become obligated with respect to any issued TR Finance LLC debt securities. Neither Thomson Reuters Corporation nor TR Finance LLC has issued any debt securities under the prospectus. Please refer to Appendix D of this management’s discussion and analysis for condensed consolidating financial information of the Company, including TR Finance LLC and the subsidiary guarantors.

●

Credit ratings. Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or result in higher borrowing rates.

The following table sets forth the credit ratings from rating agencies in respect of our outstanding securities as of the date of this management’s discussion and analysis:

	Moody’s	S&P Global Ratings	DBRS Limited	Fitch
Long-term debt	Baa2	BBB	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F1
Trend/Outlook	Stable	Stable	Stable	Stable

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. We cannot ensure that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

●

Dividends. Dividends on our common shares are declared in U.S. dollars. In February 2023, we announced a 10% or $0.18 per share increase in the annualized dividend rate to $1.96 per common share (beginning with the common share dividend that we paid in March 2023). In our consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in our company under our dividend reinvestment plan (DRIP). Registered holders of common shares may participate in our DRIP, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the Toronto Stock Exchange (TSX) during the five trading days immediately preceding the record date for the dividend. Due to administrative complexities, we temporarily suspended our DRIP for any dividend payable in advance of the return of capital transaction and paid such dividends in cash. We resumed the DRIP after the completion of the return of capital transaction.

Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars, except per share amounts)	2023	2022	2023	2022
Dividends declared per common share	$0.490	$0.445	$0.980	$0.890
Dividends declared	230	217	462	433
Dividends reinvested	-	(7)	(8)	(14)
Dividends paid	230	210	454	419

●

Share repurchases – Normal Course Issuer Bid (NCIB). We buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. In June 2022, we announced a plan to repurchase up to $2.0 billion of our common shares. We completed this program in the first quarter of 2023.

Details of share repurchases were as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Share repurchases (millions of U.S. dollars)	-	194	718	194
Shares repurchased (number in millions)	-	1.9	6.0	1.9
Share repurchases – average price per share in U.S. dollars	-	$99.71	$120.10	$99.71

●

Return of capital and share consolidation. In June 2023, we returned approximately $2.0 billion to our shareholders through a return of capital transaction, which was funded from the proceeds of our company’s dispositions of LSEG shares (see the “Investment in LSEG” section of this management’s discussion and analysis for additional information on the sales of LSEG shares in the first six months of 2023). The transaction consisted of a cash distribution of $4.67 per common share and a share consolidation, or “reverse stock split”, at a ratio of 1 pre-consolidated share for 0.963957 post-consolidated shares. Shareholders who were subject to income tax in a jurisdiction other than Canada were given the opportunity to opt-out of the transaction. The share consolidation was proportional to the cash distribution and the share consolidation ratio was based on the volume weighted-average trading price of the shares on the NYSE for the five-trading day period immediately preceding June 23, 2023, the effective date for the return of capital transaction. Woodbridge, our principal shareholder, participated in this transaction. As a result of the share consolidation, our company’s outstanding common shares were reduced by 15.8 million common shares.

Financial position

Our total assets were $20.9 billion as of June 30, 2023, compared to $21.7 billion as of December 31, 2022. The decrease was primarily driven by our return of capital transaction.

As of June 30, 2023, our current liabilities exceeded our current assets because current liabilities include a significant amount of deferred revenue, which arises from the sale of subscription-based products and services that many customers pay for in advance. The cash received from these advance payments is used to currently fund the operating, investing and financing activities of our business. However, for accounting purposes, these advance payments must be deferred and recognized over the term of the subscription. As such, we typically reflect a negative working capital position in our consolidated statement of financial position. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products, and therefore when we are in that situation, we do not believe it is indicative of a liquidity issue, but rather an outcome of the required accounting for our business model.

Net debt and leverage ratio of net debt to adjusted EBITDA

	June 30,	December 31,

(millions of U.S. dollars)	2023	2022
Current indebtedness	2,440	1,647
Long-term indebtedness	3,141	3,114
Total debt	5,581	4,761
Swaps	(62)	(42)
Total debt after swaps	5,519	4,719
Remove fair value adjustments for hedges(1)	3	7
Total debt after currency hedging arrangements	5,522	4,726
Remove transaction costs, premiums or discounts included in the carrying value of debt	32	33
Add: Lease liabilities (current and non-current)	230	235
Less: cash and cash equivalents(2)	(2,858)	(1,069)
Net debt(3)	2,926	3,925
Leverage ratio of net debt to adjusted EBITDA
Adjusted EBITDA(3)	2,507	2,329
Net debt / adjusted EBITDA(3)	1.2:1	1.7:1

(1)	Represents the interest-related fair value component of hedging instruments that are removed to reflect net cash outflow upon maturity.
(2)

Includes cash and cash equivalents of $93 million and $81 million as of June 30, 2023 and December 31, 2022, respectively, held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and were therefore not available for general use by our company.

(3)

Amounts represent non-IFRS financial measures. For additional information about our liquidity, we provide our leverage ratio of net debt to adjusted EBITDA. Refer to Appendices A and B of this management’s discussion and analysis for additional information of our non-IFRS financial measures and reconciliations to the most comparable IFRS measure.

As of June 30, 2023, our total debt position (after swaps) was $5.5 billion. The maturity dates for our term debt are well balanced with no significant concentration in any one year. As of June 30, 2023, the average maturity of our term debt (total debt excluding commercial paper) was approximately seven years at an average interest rate (after swaps) of slightly over 4%, all of which is fixed. Our leverage ratio of net debt to adjusted EBITDA was below our target ratio of 2.5:1. The decrease in our net debt is primarily due to the increase in our cash and cash equivalents, which more than offset the increase in our commercial paper borrowings (refer to the “Cash Flow” section of this management’s discussion and analysis for additional information).

Off-balance sheet arrangements, commitments and contractual obligations

In June 2023, we signed a definitive agreement to acquire Casetext for $650 million. Casetext uses artificial intelligence and machine learning which enables legal professionals to work more efficiently. We expect the acquisition to close by the end of 2023, subject to specified regulatory approvals and customary closing conditions.

For a summary of our other off-balance sheet arrangements, commitments and contractual obligations please see our 2022 annual management’s discussion and analysis. Except as described above, there were no material changes to these arrangements, commitments and contractual obligations during the six months ended June 30, 2023.

Contingencies

Lawsuits and legal claims

We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against us is subject to future resolution, including the uncertainties of litigation. Based on information currently known to us and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Uncertain tax positions

We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings.

As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, we perform an expected value calculation to determine our provisions. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. However, based on currently enacted legislation, information currently known to us and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Through June 30, 2023, we paid $456 million of tax as required under notices of assessment issued by the U.K. tax authority, HM Revenue & Customs (HMRC), under the Diverted Profits Tax (DPT) regime that collectively related to the 2015, 2016, 2017 and 2018 taxation years of certain of our current and former U.K. affiliates. As we do not believe these current and former U.K. affiliates fall within the scope of the DPT regime, we will continue contesting these assessments through all available administrative and judicial remedies and we intend to vigorously defend our position. Payments we make are not a reflection of our view on the merits of the case. As the assessments largely relate to businesses we have sold, the majority are subject to indemnity arrangements under which we have been required to pay additional taxes to HMRC or the indemnity counterparty.

Because we believe our position is supported by the weight of law, we do not believe that the resolution of this matter will have a material adverse effect on our financial condition taken as a whole. As we expect to receive refunds of substantially all of the aggregate of amounts paid pursuant to these notices of assessment, we expect to continue recording substantially all of these payments as non-current receivables from HMRC or the indemnity counterparty on our financial statements.

Guarantees

We have an investment in 3XSQ Associates, an entity jointly owned by one of our subsidiaries and Rudin Times Square Associates LLC (Rudin), that owns and operates the 3 Times Square office building (the building) in New York, New York. In June 2022, 3XSQ Associates obtained a $415 million, 3-year term loan facility to refinance existing debt, fund the building’s redevelopment, and cover interest and operating costs during the redevelopment period. The building is pledged as loan collateral. We and Rudin each guarantee 50% of (i) certain principal loan amounts and (ii) interest and operating costs. We and Rudin also jointly and severally guarantee (i) completion of commenced works and (ii) lender losses arising from disallowed acts, environmental or otherwise. To minimize economic exposure to 50% for the joint and several obligations, we and a parent entity of Rudin entered into a cross-indemnification arrangement. We believe the value of the building is expected to be sufficient to cover obligations that could arise from the guarantees. The guarantees do not impact our ability to borrow funds under our $2.0 billion syndicated credit facility or the related covenant calculation.

For additional information, please see the “Risk Factors” section of our 2022 annual report, which contains further information on risks related to legal and tax matters.

Outlook

The information in this section is forward-looking and should be read in conjunction with the section entitled “Additional Information — Cautionary Note Concerning Factors That May Affect Future Results”.

In August of 2023, we announced that we would maintain our full-year outlook as communicated in February and May of 2023, except for our effective tax rate, interest expense and capital expenditures as a percentage of revenues. As reflected in the table below, we increased our outlook for accrued capital expenditures as a percentage of revenues to include real estate optimization spending and an acceleration of our investments in AI. We updated our outlook for interest expense to the lower end of our previously communicated range to reflect a faster pace of LSEG monetization and the benefit of higher interest rates on our cash balances. Finally, we lowered our outlook for our effective tax rate on adjusted earnings to reflect a benefit from the settlement of a prior-year tax audit during the second quarter of 2023. The following table sets forth our updated 2023 outlook, which includes non-IFRS financial measures. Our 2023 outlook:

●	Assumes constant currency rates relative to 2022; and
●	does not factor in the impact of any acquisitions or divestitures that may occur in future periods.

We believe this type of guidance provides useful insight into the performance of our business.

While our 2023 performance to date provides us with confidence about our outlook, the macroeconomic backdrop remains uncertain with many signs that point to a weakening global economic environment amid rising interest rates, high inflation and ongoing geopolitical risks. Any worsening of the global economic or business environment could impact our ability to achieve our outlook.

Total Thomson Reuters	2022 Actual	2023 Outlook 2/9/2023	2023 Outlook 5/2/2023	2023 Outlook 8/2/2023
Revenue growth	4%	4.5% - 5.0%	3.0% - 3.5%	Unchanged
Organic revenue growth(1)	6%	5.5% - 6.0%	Unchanged	Unchanged
Adjusted EBITDA margin(1)	35.1%	Approximately 39%	Unchanged	Unchanged
Corporate costs	$293 million	$110 million - $120 million	Unchanged	Unchanged
Core corporate costs	$122 million	$110 million - $120 million
Change Program operating expenses	$171 million	n/a
Free cash flow(1)	$1.3 billion	Approximately $1.8 billion	Unchanged	Unchanged
Accrued capital expenditures as a percentage of revenues(1)	8.2%	Approximately 7.0%	Unchanged	Approximately 8.0%
Real estate optimization spend(2)	n/a	$30 million		n/a
Depreciation and amortization of computer software	$625 million	$595 million - $625 million	Unchanged	Unchanged
Interest expense	$196 million	$190 million - $210 million	Unchanged	Approximately $190 million
Effective tax rate on adjusted earnings(1)	17.6%	Approximately 18%	Unchanged	Approximately 17%

“Big 3” Segments(1)	2022 Actual	2023 Outlook 2/9/2023	2023 Outlook 5/2/2023	2023 Outlook 8/2/2023
Revenue growth	5%	5.5% - 6.0%	3.5% - 4.0%	Unchanged
Organic revenue growth	7%	6.5% - 7.0%	Unchanged	Unchanged
Adjusted EBITDA margin	42.4%	Approximately 44%	Unchanged	Unchanged

(1)

Non-IFRS financial measures. Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

(2)	Real estate optimization spend in 2023 was incremental to the accrued capital expenditures as a percentage of revenues outlook, as presented on February 9 and May 2 of 2023.

At this time, we expect our third-quarter 2023 organic revenue growth rate to be at the high end of our full year 5.5% — 6.0% range, and our adjusted EBITDA margin to be approximately 36%.

The following table summarizes our material assumptions and risks that may cause actual performance to differ from our expectations underlying our financial outlook, as updated in August of 2023.

Revenues
Material assumptions	Material risks

● Uncertain macroeconomic and geopolitical conditions will continue to disrupt the economy and cause periods of volatility

● Continued need for trusted products and services that help customers navigate evolving and complex legal, tax, accounting, regulatory, geopolitical and commercial changes, developments and environments, and for cloud-based digital tools that drive productivity

● Continued ability to deliver innovative products that meet evolving customer demands

● Acquisition of new customers through expanded and improved digital platforms, simplification of the product portfolio and through other sales initiatives

● Improvement in customer retention through commercial simplification efforts and customer service improvements

● Rising interest rates, inflation, geopolitical instability, including the war in Ukraine and lingering impacts from the pandemic (e.g. supply chain disruptions) continue to impact the global economy. The severity and duration of any one, or a combination, of these conditions could impact the global economy and lead to lower demand for our products and services (beyond our assumption that these disruptions will cause periods of volatility)

● Demand for our products and services could be reduced by changes in customer buying patterns, or our inability to execute on key product design or customer support initiatives

● Competitive pricing actions and product innovation could impact our revenues

● Our sales, commercial simplification and product design initiatives may be insufficient to retain customers or generate new sales

Adjusted EBITDA margin
Material assumptions	Material risks
● Our ability to achieve revenue growth targets ● Business mix continues to shift to higher-growth product offerings

● Same as the risks above related to the revenue outlook

● Higher than expected inflation may lead to greater than anticipated increase in labor costs, third-party supplier costs and costs of print materials

● Acquisition and disposal activity may dilute adjusted EBITDA margin

Free Cash Flow
Material assumptions	Material risks
● Our ability to achieve our revenue and adjusted EBITDA margin targets ● Accrued capital expenditures expected to approximate 8.0% of revenues

● Same as the risks above related to the revenue and adjusted EBITDA margin outlook

● A weaker macroeconomic environment could negatively impact working capital performance, including the ability of our customers to pay us

● Accrued capital expenditures may be higher than currently expected

● The timing and amount of tax payments to governments may differ from our expectations

Effective tax rate on adjusted earnings
Material assumptions	Material risks

● Our ability to achieve our adjusted EBITDA target

● The mix of taxing jurisdictions where we recognized pre-tax profit or losses in 2022 does not significantly change in 2023

● Minimal changes in tax laws and treaties within the jurisdictions where we operate

● Significant gains that will prevent the imposition of certain minimum taxes

● No significant charges or benefits from the finalization of prior tax years

● Depreciation and amortization of computer software between $595 million and $625 million

● Interest expense of approximately $190 million

● Same as the risks above related to adjusted EBITDA

● A material change in the geographical mix of our pre-tax profits and losses

● A material change in current tax laws or treaties to which we are subject, and did not expect

● Depreciation and amortization of computer software as well as interest expense may be significantly higher or lower than expected

Our outlook contains various non-IFRS financial measures. We believe that providing reconciliations of forward-looking non-IFRS financial measures in our outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for outlook purposes only, we are unable to reconcile these measures to the most comparable IFRS measures because we cannot predict, with reasonable certainty, the impact of changes in foreign exchange rates which impact (i) the translation of our results reported at average foreign currency rates for the year and (ii) other finance income or expense related to intercompany financing arrangements and foreign exchange contracts. Additionally, we cannot reasonably predict (i) our share of post-tax earnings or losses in equity method investments, which is subject to changes in the stock price of LSEG or (ii) the occurrence or amount of other operating gains and losses, which generally arise from business transactions we do not currently anticipate.

Related Party Transactions

As of August 1, 2023, our principal shareholder, Woodbridge, beneficially owned approximately 69% of our common shares.

Transaction with Woodbridge

In March 2023, we sold a Canadian wholly owned subsidiary to a company affiliated with Woodbridge for $23 million. The subsidiary’s assets consisted of accumulated tax losses that management did not expect to utilize against future taxable income prior to their expiry based on currently enacted Canadian tax law. As such, no tax benefit for the losses had been recognized in the consolidated financial statements. Under Canadian law, certain losses may only be transferred to related companies, such as those affiliated with Woodbridge. A gain of $23 million was recorded within “Other operating gains, net” within the consolidated income statement. In connection with this transaction, the board of directors’ Corporate Governance Committee obtained an independent fairness opinion. We utilized the independent fairness opinion to determine that the negotiated price between our company and Woodbridge was reasonable. After reviewing the matter, the Corporate Governance Committee approved the transaction. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matter at the committee meeting.

Transactions with YPL

In the six months ended June 30, 2023, we received $3.8 billion of dividends from YPL primarily related to the sale of LSEG shares indirectly owned by our company. See the “Investment in LSEG” section of this management’s discussion and analysis for additional information.

Transactions with Elite

In June 2023, we sold a majority interest in our Elite business to TPG and retained a 19.9% minority interest with board representation. To facilitate the separation, we agreed to provide certain operational services to Elite, including technology and administrative services, for a specified period. From the date of the sale through June 30, 2023, we recorded $2 million as contra-expense related to these transactions.

As of June 30, 2023, the consolidated statement of financial position included a receivable from Elite of $8 million and a payable to Elite of $16 million related to all transactions between the two companies.

Except for the above transactions, there were no new significant related party transactions during the first six months of 2023. Refer to the “Related Party Transactions” section of our 2022 annual management’s discussion and analysis, which is contained in our 2022 annual report, as well as note 31 of our 2022 annual consolidated financial statements for information regarding related party transactions.

Subsequent Events

Acquisition

In July 2023, we acquired Imagen Ltd, a media asset management company, which will be part of our Reuters News segment. We are in the process of allocating the purchase consideration to the assets and liabilities assumed for accounting purposes.

Changes in Accounting Policies

Please refer to the “Changes in Accounting Policies” section of our 2022 annual management’s discussion and analysis, which is contained in our 2022 annual report, for information regarding changes in accounting policies. Since the date of our 2022 annual management’s discussion and analysis, there have not been any significant changes to our accounting policies. Refer to note 1 of our consolidated interim financial statements for the three and six months ended June 30, 2023 for information regarding recent accounting amendments.

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Please refer to the “Critical Accounting Estimates and Judgments” section of our 2022 annual management’s discussion and analysis, which is contained in our 2022 annual report, for additional information. Since the date of our 2022 annual management’s discussion and analysis, there have not been any significant changes to our critical accounting estimates and judgments.

We continue to operate in an uncertain macroeconomic and geopolitical environment caused by rising interest rates, high inflation, and ongoing geopolitical risks, most notably the Russian military invasion of Ukraine. We are closely monitoring the evolving macroeconomic and geopolitical conditions to assess potential impacts on our businesses. Due to the significant uncertainty created by these circumstances, some of management’s estimates and judgments may be more variable and may change materially in the future.

Additional Information

Basis of presentation

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures were effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities; and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

In the second quarter of 2023, we implemented SAP S/4 HANA, an enterprise resource planning software, to integrate and upgrade our financial reporting processes. In conjunction with the change, we modified certain processes and procedures which are part of our internal control over financial reporting.

Except as described above, there was no change in our internal control over financial reporting during the second quarter of 2023 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share capital

As of August 1, 2023, we had outstanding 455,303,939 common shares, 6,000,000 Series II preference shares, 1,441,955 stock options and a total of 1,618,874 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

Public securities filings and regulatory announcements

You may access other information about our company, including our 2022 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedarplus.ca and in the United States with the Securities and Exchange Commission (SEC) at www.sec.gov.

Cautionary note concerning factors that may affect future results

Certain statements in this management’s discussion and analysis are forward-looking, including, but not limited to, our business outlook, statements regarding the closing of the Company’s acquisition of Casetext in 2023, our intention to target a dividend payout ratio of between 50% to 60% of its free cash flow, statements regarding the expected future growth of our customer segments or businesses, statements regarding the Company’s intention to sell a portion of its shares in LSEG and the related tax payments on such sales, expectations regarding our liquidity and capital resources, and the impact of changes in Canadian tax legislation. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While we believe that we have a reasonable basis for making forward-looking statements in this management’s discussion and analysis, they are not a guarantee of future performance or outcomes or that any other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond our company’s control and the effects of them can be difficult to predict. In particular, the full extent of the impact of macroeconomic and geopolitical environment on the Company’s business, operations and financial results will depend on numerous evolving factors that we may not be able to accurately predict.

Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook” section above. Additional factors are discussed in the “Risk Factors” section of our 2022 annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Many of those risks are, and could be, exacerbated by a worsening of the global geopolitical, business and economic environments. There is no assurance that any forward-looking statement will materialize.

The Company’s business outlook is based on information currently available to the Company and is based on various external and internal assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate under the circumstances.

The Company has provided a business outlook for the purpose of presenting information about current expectations for the periods presented. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

Appendix A

Non-IFRS Financial Measures

We use non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, as supplemental indicators of our operating performance and financial position as well as for internal planning purposes, our management incentive programs and our business outlook. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies.

As of September 30, 2022, we amended our definition for adjusted EBITDA and adjusted earnings to exclude the impact from having to fair value acquired deferred revenue. Under IFRS rules, when a business is acquired, a purchaser cannot recognize in its post-acquisition income statement the full amount of deferred revenue originally recorded by the seller. This requirement creates distortions in comparability from period to period. We believe that these changes to our metrics will eliminate these distortions. The prior-period amounts for the second quarter and six-month period of 2022 were not revised as the impact was negligible.

The following table sets forth our non-IFRS financial measures including an explanation of why we believe they are useful measures of our performance. Reconciliations to the most directly comparable IFRS measure are reflected in Appendix B and the “Liquidity and Capital Resources” section of this management’s discussion and analysis.

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure

Adjusted EBITDA and the related margin

Represents earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, our share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges and fair value adjustments, including those related to acquired deferred revenue.

The related margin is adjusted EBITDA expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that we do not consider to be controllable activities for this purpose.

Also represents a measure commonly reported and widely used by investors as a valuation metric, as well as to assess our ability to incur and service debt.

Earnings (loss) from continuing operations

Adjusted EBITDA less accrued capital expenditures and the related margin

Represents adjusted EBITDA less accrued capital expenditures, where accrued capital expenditures include amounts that remain unpaid at the reporting date.

The related margin is adjusted EBITDA less accrued capital expenditures expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.

Provides a basis for evaluating the operating profitability and capital intensity of a business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized, and reflects the basis on which management measures capital spending.

Earnings (loss) from continuing operations

Accrued capital expenditures as a percentage of revenues
Accrued capital expenditures expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.	Reflects the basis on how we manage capital expenditures for internal budgeting purposes.	Capital expenditures

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure

Adjusted earnings and adjusted EPS

Net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, including those related to acquired deferred revenue, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability.

The post-tax amount of each item is excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

	Provides a more comparable basis to analyze earnings. These measures are commonly used by shareholders to measure performance.	Net earnings (loss) and diluted earnings (loss) per share
Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.

Effective tax rate on adjusted earnings

Adjusted tax expense divided by pre-tax adjusted earnings. Adjusted tax expense is computed as income tax (benefit) expense plus or minus the income tax impacts of all items impacting adjusted earnings (as described above), and other tax items impacting comparability.

	Provides a basis to analyze the effective tax rate associated with adjusted earnings.	Tax (expense) benefit

In interim periods, we also make an adjustment to reflect income taxes based on the estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which we operate. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods but has no effect on full-year income taxes.

Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, our effective tax rate computed in accordance with IFRS may be more volatile by quarter. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods.

Net debt and leverage ratio of net debt to adjusted EBITDA

Net debt:

Total indebtedness (excluding the associated unamortized transaction costs and premiums or discount) plus the currency related fair value of associated hedging instruments, and lease liabilities less cash and cash equivalents.

Provides a commonly used measure of a company’s leverage.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the interest components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.

Total debt (current indebtedness plus long-term indebtedness)

Net debt to adjusted EBITDA: Net debt is divided by adjusted EBITDA for the previous twelve-month period ending with the current fiscal quarter.

Provides a commonly used measure of a

company’s ability to pay its debt. Our non-IFRS measure is aligned with the calculation of our internal target and is more conservative than the maximum ratio allowed under the contractual covenants in our credit facility.

For adjusted EBITDA, refer to the definition above for the most directly comparable IFRS measure

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure

Free cash flow

Net cash provided by operating activities, proceeds from disposals of property and equipment, and other investing activities, less capital expenditures, payments of lease principal and dividends paid on our preference shares.

	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and acquisitions.	Net cash provided by operating activities

Changes before the impact of foreign currency or at “constant currency”

Applicable measures where changes are reported before the impact of foreign currency or at “constant currency”

IFRS Measures:

● Revenues

● Operating expenses

Non-IFRS Measures and ratios:

● Adjusted EBITDA and adjusted EBITDA margin

● Adjusted EPS

Our reporting currency is the U.S. dollar. However, we conduct activities in currencies other than the U.S. dollar. We measure our performance before the impact of foreign currency (or at “constant currency”), which means that we apply the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.

	Provides better comparability of business trends from period to period.	For each non-IFRS measure and ratio, refer to the definitions above for the most directly comparable IFRS measure.

Changes in revenues computed on an “organic” basis

Represent changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods.

● For acquisitions, we calculate organic growth as though we had owned the acquired business in both periods. We compare revenues for the acquired business for the period we owned the business to the same prior-year period revenues for that business, when we did not own it.

● For dispositions, we calculate organic growth as though we did not own the business in either period. We exclude revenues of the disposed business from the point of disposition, as well as revenues from the same prior-year period before the sale.

	Provides further insight into the performance of our existing businesses by excluding distortive impacts and serves as a better measure of our ability to grow our business over the long term.	Revenues

“Big 3” segments
Our combined Legal Professionals, Corporates and Tax & Accounting Professionals segments. All measures reported for the “Big 3” segments are non-IFRS financial measures.	The “Big 3” segments comprise approximately 80% of revenues and represent the core of our business information service product offerings.	Revenues Earnings (loss) from continuing operations

Appendix B

This appendix provides reconciliations of certain non-IFRS financial measures to the most directly comparable IFRS measure that are not presented elsewhere in this management’s discussion and analysis for the three and six months ended June 30, 2023 and 2022 and year ended December 31, 2022.

Rounding

Other than EPS, we report our results in millions of U.S. dollars, but we compute percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Reconciliation of earnings (loss) from continuing operations to adjusted EBITDA and adjusted EBITDA less accrued capital expenditures

	Three months ended June 30,		Six months ended June 30,		Year ended December 31,

(millions of U.S. dollars, except margins)	2023	2022	2023	2022	2022

Earnings (loss) from continuing operations	889	(71)	1,626	947	1,391

Adjustments to remove:

Tax expense (benefit)	219	(92)	415	148	259

Other finance costs (income)	102	(320)	192	(414)	(444)

Net interest expense	34	49	89	97	196

Amortization of other identifiable intangible assets	23	25	48	51	99

Amortization of computer software	127	121	245	235	485

Depreciation	29	38	59	76	140

EBITDA	1,423	(250)	2,674	1,140	2,126

Adjustments to remove:

Share of post-tax (earnings) losses in equity method investments	(419)	825	(989)	27	432

Other operating gains, net	(347)	(2)	(364)	(1)	(211)

Fair value adjustments(1)	5	(12)	18	(5)	(18)

Adjusted EBITDA	662	561	1,339	1,161	2,329

Deduct: Accrued capital expenditures	(125)	(141)	(246)	(263)	(545)

Adjusted EBITDA less accrued capital expenditures	537	420	1,093	898	1,784

Adjusted EBITDA margin	40.1%	34.7%	39.4%	35.3%	35.1%

Adjusted EBITDA less accrued capital expenditures margin	32.6%	26.0%	32.3%	27.3%	26.9%

(1)

Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business, a component of operating expenses, as well as adjustments related to acquired deferred revenue.

Reconciliation of capital expenditures to accrued capital expenditures

	Three months ended June 30,		Six months ended June 30,		Year ended December 31,

(millions of U.S. dollars)	2023	2022	2023	2022	2022

Capital expenditures	127	137	267	308	595

Remove: IFRS adjustment to cash basis	(2)	4	(21)	(45)	(50)

Accrued capital expenditures	125	141	246	263	545

Accrued capital expenditures as a percentage of revenues	n/a	n/a	n/a	n/a	8.2%

Reconciliation of net earnings (loss) to adjusted earnings and adjusted EPS

	Three months ended June 30,		Six months ended June 30,		Year ended December 31,

(millions of U.S. dollars, except per share amounts and share data)	2023	2022	2023	2022	2022

Net earnings (loss)	894	(115)	1,650	892	1,338

Adjustments to remove:

Fair value adjustments(1)	5	(12)	18	(5)	(18)

Amortization of other identifiable intangible assets	23	25	48	51	99

Other operating gains, net	(347)	(2)	(364)	(1)	(211)

Other finance costs (income)	102	(320)	192	(414)	(444)

Share of post-tax (earnings) losses in equity method investments	(419)	825	(989)	27	432

Tax on above items(2)	153	(155)	265	51	(22)

Tax items impacting comparability(2)	(2)	(1)	(2)	(45)	15

(Earnings) loss from discontinued operations, net of tax	(5)	44	(24)	55	53

Interim period effective tax rate normalization(2)	(5)	2	(3)	3	-

Dividends declared on preference shares	(2)	-	(3)	(1)	(3)

Adjusted earnings	397	291	788	613	1,239

Adjusted EPS	$0.84	$0.60	$1.67	$1.26	n/a

Diluted weighted-average common shares (millions)(3)	470.4	487.9	472.5	487.7	n/a

(1)

Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business, a component of operating expenses, as well as adjustments related to acquired deferred revenue.

(2)	For the three and six months ended June 30, 2023 and 2022, see the “Results of Operations—Tax expense (benefit)” section of this management’s discussion and analysis for additional information.
(3)	For the three months ended June 30, 2022, refer to “Reconciliation of weighted-average diluted shares used in adjusted EPS” in this appendix.

Reconciliation of full-year effective tax rate on adjusted earnings

Year ended December 31,

(millions of U.S. dollars, except percentages)	2022

Adjusted earnings	1,239

Plus: Dividends declared on preference shares	3

Plus: Tax expense on adjusted earnings	266

Pre-tax adjusted earnings	1,508

IFRS tax expense	259

Remove tax related to:

Amortization of other identifiable intangible assets	22

Share of post-tax earnings in equity method investments	124

Other finance income	(80)

Other operating gains, net	(42)

Other items	(2)

Subtotal – tax on pre-tax items removed from adjusted earnings	22

Remove: Tax items impacting comparability	(15)

Total – Remove all items impacting comparability	7

Tax expense on adjusted earnings	266

Effective tax rate on adjusted earnings	17.6%

Reconciliation of net cash provided by operating activities to free cash flow

	Three months ended June 30,		Six months ended June 30,		Year ended December 31,

(millions of U.S. dollars)	2023	2022	2023	2022	2022

Net cash provided by operating activities	695	433	962	708	1,915

Capital expenditures	(127)	(137)	(267)	(308)	(595)

Other investing activities	45	62	68	62	88

Payments of lease principal	(15)	(16)	(31)	(33)	(65)

Dividends paid on preference shares	(2)	-	(3)	(1)	(3)

Free cash flow	596	342	729	428	1,340

Reconciliation of changes in revenues to changes in revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)

	Three months ended June 30,

			Change

(millions of U.S. dollars)	2023	2022	Total	Foreign Currency	Subtotal Constant Currency	Net Acquisitions/ Divestitures	Organic

Revenues

Legal Professionals	705	700	1%	-	1%	(4%)	6%

Corporates	392	373	5%	-	5%	(2%)	7%

Tax & Accounting Professionals	229	217	5%	(2%)	7%	(3%)	10%

“Big 3” Segments Combined	1,326	1,290	3%	(1%)	3%	(3%)	7%

Reuters News	194	188	3%	1%	2%	-	1%

Global Print	133	142	(6%)	(1%)	(5%)	(1%)	(4%)

Eliminations/Rounding	(6)	(6)

Total revenues	1,647	1,614	2%	-	2%	(3%)	5%

Recurring Revenues

Legal Professionals	667	656	2%	-	2%	(3%)	5%

Corporates	340	322	5%	-	5%	(3%)	8%

Tax & Accounting Professionals	167	167	-	(1%)	1%	(8%)	9%

“Big 3” Segments Combined	1,174	1,145	2%	-	3%	(4%)	7%

Reuters News	155	152	2%	-	2%	-	2%

Eliminations/Rounding	(6)	(6)

Total recurring revenues	1,323	1,291	2%	-	3%	(3%)	6%

Transactions Revenues

Legal Professionals	38	44	(13%)	(1%)	(12%)	(24%)	12%

Corporates	52	51	3%	-	2%	3%	(1%)

Tax & Accounting Professionals	62	50	24%	(3%)	27%	15%	12%

“Big 3” Segments Combined	152	145	5%	(1%)	6%	(1%)	7%

Reuters News	39	36	5%	5%	-	-	-

Total transactions revenues	191	181	5%	-	5%	(1%)	6%

	Six months ended June 30,

			Change

(millions of U.S. dollars)	2023	2022	Total	Foreign Currency	Subtotal Constant Currency	Net Acquisitions/ Divestitures	Organic

Revenues

Legal Professionals	1,419	1,398	2%	(1%)	2%	(3%)	6%

Corporates	827	784	5%	(1%)	6%	(2%)	8%

Tax & Accounting Professionals	511	470	9%	(1%)	10%	-	10%

“Big 3” Segments Combined	2,757	2,652	4%	(1%)	5%	(2%)	7%

Reuters News	369	364	1%	-	1%	-	1%

Global Print	271	284	(5%)	(1%)	(3%)	(1%)	(2%)

Eliminations/Rounding	(12)	(12)

Total revenues	3,385	3,288	3%	(1%)	4%	(2%)	6%

Recurring Revenues

Legal Professionals	1,339	1,309	2%	(1%)	3%	(2%)	6%

Corporates	666	638	4%	(1%)	5%	(3%)	8%

Tax & Accounting Professionals	343	349	(2%)	(1%)	(1%)	(8%)	7%

“Big 3” Segments Combined	2,348	2,296	2%	(1%)	3%	(3%)	6%

Reuters News	310	307	1%	(1%)	2%	-	2%

Eliminations/Rounding	(12)	(12)

Total recurring revenues	2,646	2,591	2%	(1%)	3%	(3%)	6%

Transactions Revenues

Legal Professionals	80	89	(9%)	(1%)	(9%)	(13%)	5%

Corporates	161	146	10%	-	10%	3%	7%

Tax & Accounting Professionals	168	121	39%	(2%)	41%	24%	17%

“Big 3” Segments Combined	409	356	15%	(1%)	16%	6%	10%

Reuters News	59	57	3%	4%	(1%)	-	(1%)

Total transactions revenues	468	413	13%	-	14%	5%	9%

Amounts for the six-month period ended June 2023 reflect a revision of $3 million between recurring and transactions revenues related to the first quarter of 2023.

	Year ended December 31,

			Change

(millions of U.S. dollars)	2022	2021	Total	Foreign Currency	Subtotal Constant Currency	Net Acquisitions/ Divestitures	Organic

Revenues

Legal Professionals	2,803	2,712	3%	(2%)	5%	(1%)	6%

Corporates	1,536	1,440	7%	(1%)	8%	-	8%

Tax & Accounting Professionals	986	915	8%	(1%)	8%	(1%)	9%

“Big 3” Segments Combined	5,325	5,067	5%	(1%)	6%	(1%)	7%

Reuters News	733	694	6%	(3%)	9%	-	9%

Global Print	592	609	(3%)	(2%)	(1%)	-	(1%)

Eliminations/Rounding	(23)	(22)				-

Total revenues	6,627	6,348	4%	(2%)	6%	-	6%

Reconciliation of changes in adjusted EBITDA and the related margin, and consolidated operating expenses and adjusted EPS, excluding the effects of foreign currency

	Three months ended June 30,

			Change

(millions of U.S. dollars, except margins and per share amounts)	2023	2022	Total	Foreign Currency	Constant Currency

Adjusted EBITDA

Legal Professionals	345	304	14%	-	14%

Corporates	163	139	17%	-	17%

Tax & Accounting Professionals	89	81	10%	(2%)	11%

“Big 3” Segments Combined	597	524	14%	(1%)	14%

Reuters News	45	44	2%	9%	(7%)

Global Print	53	50	5%	-	5%

Corporate costs	(33)	(57)	n/a	n/a	n/a

Adjusted EBITDA	662	561	18%	-	18%

Adjusted EBITDA margin

Legal Professionals	48.9%	43.4%	550bp	10bp	540bp

Corporates	41.6%	37.4%	420bp	(10)bp	430bp

Tax & Accounting Professionals	38.5%	37.4%	110bp	-	110bp

“Big 3” Segments Combined	44.9%	40.7%	420bp	(10)bp	430bp

Reuters News	23.1%	23.3%	(20)bp	190bp	(210)bp

Global Print	39.7%	35.4%	430bp	40bp	390bp

Adjusted EBITDA margin	40.1%	34.7%	540bp	10bp	530bp

Operating expenses	990	1,041	(5%)	1%	(6%)

Adjusted EPS	$0.84	$0.60	40%	-	40%

	Six months ended June 30,

			Change

(millions of U.S. dollars, except margins and per share amounts)	2023	2022	Total	Foreign Currency	Constant Currency

Adjusted EBITDA

Legal Professionals	663	609	9%	-	9%

Corporates	317	296	7%	(1%)	7%

Tax & Accounting Professionals	238	203	17%	(1%)	18%

“Big 3” Segments Combined	1,218	1,108	10%	-	10%

Reuters News	74	81	(9%)	8%	(17%)

Global Print	103	103	-	(1%)	1%

Corporate costs	(56)	(131)	n/a	n/a	n/a

Adjusted EBITDA	1,339	1,161	15%	-	15%

Adjusted EBITDA margin

Legal Professionals	46.7%	43.6%	310bp	30bp	280bp

Corporates	38.2%	37.8%	40bp	-	40bp

Tax & Accounting Professionals	45.7%	43.2%	250bp	30bp	220bp

“Big 3” Segments Combined	44.0%	41.8%	220bp	20bp	200bp

Reuters News	20.0%	22.2%	(220)bp	210bp	(430)bp

Global Print	38.1%	36.2%	190bp	20bp	170bp

Adjusted EBITDA margin	39.4%	35.3%	410bp	30bp	380bp

Operating expenses	2,064	2,122	(3%)	(1%)	(2%)

Adjusted EPS	$1.67	$1.26	33%	-	33%

Year ended December 31,

(millions of U.S. dollars, except margins)	2022

Adjusted EBITDA

Legal Professionals	1,227

Corporates	578

Tax & Accounting Professionals	451

“Big 3” Segments Combined	2,256

Reuters News	154

Global Print	212

Corporate costs	(293)

Adjusted EBITDA	2,329

Adjusted EBITDA margin

Legal Professionals	43.8%

Corporates	37.6%

Tax & Accounting Professionals	45.8%

“Big 3” Segments Combined	42.4%

Reuters News	21.0%

Global Print	35.7%

Adjusted EBITDA margin	35.1%

Reconciliation of adjusted EBITDA margin

To compute segment and consolidated adjusted EBITDA margin, we exclude fair value adjustments related to acquired deferred revenue from our IFRS revenues. The chart below reconciles IFRS revenues to revenues used in the calculation of adjusted EBITDA margin, which excludes fair value adjustments related to acquired deferred revenue.

	Three months ended June 30, 2023

(millions of U.S. dollars, except margins)	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA margin

Revenues

Legal Professionals	705	-	705	345	48.9%

Corporates	392	1	393	163	41.6%

Tax & Accounting Professionals	229	3	232	89	38.5%

“Big 3” Segments Combined	1,326	4	1,330	597	44.9%

Reuters News	194	-	194	45	23.1%

Global Print	133	-	133	53	39.7%

Eliminations/Rounding	(6)	-	(6)	-	n/a

Corporate costs	-	-	-	(33)	n/a

Consolidated totals	1,647	4	1,651	662	40.1%

	Six months ended June 30, 2023

(millions of U.S. dollars, except margins)	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA margin

Revenues

Legal Professionals	1,419	-	1,419	663	46.7%

Corporates	827	3	830	317	38.2%

Tax & Accounting Professionals	511	10	521	238	45.7%

“Big 3” Segments Combined	2,757	13	2,770	1,218	44.0%

Reuters News	369	-	369	74	20.0%

Global Print	271	-	271	103	38.1%

Eliminations/Rounding	(12)	-	(12)	-	n/a

Corporate costs	-	-	-	(56)	n/a

Consolidated totals	3,385	13	3,398	1,339	39.4%

Reconciliation of weighted-average diluted shares used in adjusted EPS

Because we reported a net loss from continuing operations under IFRS for the three months ended June 30, 2022, the weighted-average number of common shares used for basic and diluted loss per share is the same for all per share calculations in the period, as the effect of stock options and other equity incentive awards would reduce the loss per share, and therefore be anti-dilutive. Since our non-IFRS measure “adjusted earnings” is a profit, potential common shares are included, as they lower adjusted EPS and are therefore dilutive.

The following table reconciles IFRS and non-IFRS common share information:

Three months ended June 30,

(weighted-average common shares)	2022

IFRS: Basic and diluted	487,171,400

Effect of stock options and other equity incentive awards	772,342

Non-IFRS diluted	487,943,742

Appendix C

Quarterly information (unaudited)

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	Quarters ended

(millions of U.S. dollars, except per share amounts)	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021

Revenues	1,647	1,738	1,765	1,574	1,614	1,674	1,710	1,526

Operating profit	825	508	631	398	391	414	257	282

Earnings (loss) from continuing operations	889	737	179	265	(71)	1,018	(177)	(241)

Earnings (loss) from discontinued operations, net of tax	5	19	39	(37)	(44)	(11)	2	1

Net earnings (loss)	894	756	218	228	(115)	1,007	(175)	(240)

Earnings (loss) attributable to common shareholders	894	756	218	228	(115)	1,007	(175)	(240)

Basic earnings (loss) per share

From continuing operations	$1.89	$1.56	$0.37	$0.55	$(0.15)	$2.09	$(0.36)	$(0.49)

From discontinued operations	0.01	0.04	0.08	(0.08)	(0.09)	(0.02)	-	-

	$1.90	$1.60	$0.45	$0.47	$(0.24)	$2.07	$(0.36)	$(0.49)

Diluted earnings (loss) per share

From continuing operations	$1.89	$1.55	$0.37	$0.55	$(0.15)	$2.09	$(0.36)	$(0.49)

From discontinued operations	0.01	0.04	0.08	(0.08)	(0.09)	(0.03)	-	-

	$1.90	$1.59	$0.45	$0.47	$(0.24)	$2.06	$(0.36)	$(0.49)

Revenues - Our revenues do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term. However, our revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. As most of our business is conducted in U.S. dollars, foreign currency had a minimal impact on our revenues, except in the third and fourth quarters of 2022 when a significant strengthening in the U.S. dollar caused a moderate decrease to our revenues. Divestitures negatively impacted our revenues in the second quarter of 2023, despite increases from acquisitions.

Operating profit - Our operating profit does not tend to be significantly impacted by seasonality, as most of our operating expenses are fixed. As a result, when our revenues increase, we generally become more profitable, and when our revenues decline, we generally become less profitable. The second quarter of 2023 and the fourth quarter of 2022 included gains from the sale of certain non-core businesses. In 2022 and 2021, our operating profit was impacted by the timing of costs associated with our Change Program, as well as benefits stemming from the Program.

Net earnings (loss) – Our net earnings (loss) have been significantly impacted by our investment in LSEG. The second and first quarters of 2023 and the first and fourth quarters of 2022 reflected increases in the value of our LSEG investment, while the second quarter of 2022 and third and fourth quarters of 2021 reflected decreases in the value of our LSEG investment. While the third quarter of 2022 also included a significant reduction in the value of our LSEG investment, the reduction was virtually all due to the strengthening of the U.S. dollar against the British pound sterling, which was mitigated by gains on foreign exchange contracts related to a portion of the investment, which is denominated in British pound sterling.

Appendix D

Guarantor Supplemental Financial Information

The following tables set forth consolidating summary financial information in connection with the full and unconditional guarantee by Thomson Reuters Corporation and three U.S. subsidiary guarantors, which are also indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation (referred to as the Guarantor Subsidiaries), of any debt securities issued by TR Finance LLC under a trust indenture to be entered into between Thomson Reuters Corporation, TR Finance LLC, the Guarantor Subsidiaries, Computershare Trust Company of Canada and Deutsche Bank Trust Company Americas. TR Finance LLC is an indirect 100%-owned subsidiary of Thomson Reuters Corporation and was formed with the sole purpose of issuing debt securities. TR Finance LLC has no significant assets or liabilities, as well as no subsidiaries or ongoing business operations of its own. The ability of TR Finance LLC to pay interest, premiums, operating expenses and to meet its debt obligations will depend upon the credit support of Thomson Reuters Corporation and the subsidiary guarantors. See the “Liquidity and Capital Resources” section of this management’s discussion and analysis for additional information.

The tables below contain condensed consolidating financial information for the following:

●	Parent – Thomson Reuters Corporation, the direct or indirect owner of all of its subsidiaries
●	Subsidiary Issuer – TR Finance LLC
●	Guarantor Subsidiaries on a combined basis
●	Non-Guarantor Subsidiaries – Other subsidiaries of Thomson Reuters Corporation on a combined basis that will not guarantee TR Finance LLC debt securities
●	Eliminations – Consolidating adjustments
●	Thomson Reuters on a consolidated basis

The Guarantor Subsidiaries referred to above are comprised of the following indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation:

●	Thomson Reuters Applications Inc., which operates part of the Company’s Legal Professionals, Tax & Accounting Professionals and Corporates businesses;
●	Thomson Reuters (Tax & Accounting) Inc., which operates part of the Company’s Tax & Accounting Professionals and Corporates businesses; and
●	West Publishing Corporation, which operates part of the Company’s Legal Professionals, Corporates and Global Print businesses.

Thomson Reuters Corporation accounts for its investments in subsidiaries using the equity method for purposes of the condensed consolidating financial information. Where subsidiaries are members of a consolidated tax filing group, Thomson Reuters Corporation allocates income tax expense pursuant to the tax sharing agreement among the members of the group, including application of the percentage method whereby members of the consolidated group are reimbursed for losses when they occur, regardless of the ability to use such losses on a standalone basis. We believe that this allocation is a systematic, rational approach for allocation of income tax balances. Adjustments necessary to consolidate the Parent, Guarantor Subsidiaries and Non-Guarantor Subsidiaries are reflected in the “Eliminations” column.

This basis of presentation is not intended to present the financial position of Thomson Reuters Corporation and the results of its operations for any purpose other than to comply with the specific requirements for guarantor reporting and should be read in conjunction with our consolidated interim financial statements for the three and six months ended June 30, 2023, our 2022 annual consolidated financial statements, as well as our 2022 annual management’s discussion and analysis included in our 2022 annual report.

The following condensed consolidating financial information is provided in compliance with the requirements of Section 13.4 of National Instrument 51-102 - Continuous Disclosure Obligations providing for an exemption for certain credit support issuers. Thomson Reuters Corporation has also elected to provide the following supplemental financial information in accordance with Article 13 of Regulation S-X, as adopted by the SEC and set forth in SEC Release No. 33-10762.

The following condensed consolidating financial information has been prepared in accordance with IFRS, as issued by the IASB and is unaudited.

CONDENSED CONSOLIDATING INCOME STATEMENT

	Three months ended June 30, 2023

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

CONTINUING OPERATIONS

Revenues	-	-	508	1,283	(144)	1,647

Operating expenses	(6)	-	(327)	(801)	144	(990)

Depreciation	-	-	(10)	(19)	-	(29)

Amortization of computer software	-	-	(4)	(123)	-	(127)

Amortization of other identifiable intangible assets	-	-	(11)	(12)	-	(23)

Other operating (losses) gains, net	-	-	(1)	348	-	347

Operating (loss) profit	(6)	-	155	676	-	825

Finance (costs) income, net:

Net interest (expense) income	(48)	-	5	9	-	(34)

Other finance (costs) income	(23)	-	1	(80)	-	(102)

Intercompany net interest income (expense)	42	-	(12)	(30)	-	-

(Loss) income before tax and equity method investments	(35)	-	149	575	-	689

Share of post-tax earnings in equity method investments	-	-	-	419	-	419

Share of post-tax earnings in subsidiaries	929	-	71	133	(1,133)	-

Tax expense	-	-	(16)	(203)	-	(219)

Earnings from continuing operations	894	-	204	924	(1,133)	889

Earnings from discontinued operations, net of tax	-	-	-	5	-	5

Net earnings	894	-	204	929	(1,133)	894

Earnings attributable to common shareholders	894	-	204	929	(1,133)	894

	Three months ended June 30, 2022

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

CONTINUING OPERATIONS

Revenues	-	-	514	1,236	(136)	1,614

Operating expenses	(1)	-	(375)	(801)	136	(1,041)

Depreciation	-	-	(11)	(27)	-	(38)

Amortization of computer software	-	-	(3)	(118)	-	(121)

Amortization of other identifiable intangible assets	-	-	(13)	(12)	-	(25)

Other operating gains, net	-	-	-	2	-	2

Operating (loss) profit	(1)	-	112	280	-	391

Finance (costs) income, net:

Net interest expense	(39)	-	-	(10)	-	(49)

Other finance (costs) income	(41)	-	-	361	-	320

Intercompany net interest income (expense)	29	-	(13)	(16)	-	-

(Loss) income before tax and equity method investments	(52)	-	99	615	-	662

Share of post-tax losses in equity method investments	-	-	-	(825)	-	(825)

Share of post-tax (losses) earnings in subsidiaries	(63)	-	-	69	(6)	-

Tax (expense) benefit	-	-	(30)	122	-	92

(Loss) earnings from continuing operations	(115)	-	69	(19)	(6)	(71)

Loss from discontinued operations, net of tax	-	-	-	(44)	-	(44)

Net (loss) earnings	(115)	-	69	(63)	(6)	(115)

(Loss) earnings attributable to common shareholders	(115)	-	69	(63)	(6)	(115)

	Six months ended June 30, 2023

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

CONTINUING OPERATIONS

Revenues	-	-	1,077	2,636	(328)	3,385

Operating expenses	(6)	-	(760)	(1,626)	328	(2,064)

Depreciation	-	-	(21)	(38)	-	(59)

Amortization of computer software	-	-	(9)	(236)	-	(245)

Amortization of other identifiable intangible assets	-	-	(23)	(25)	-	(48)

Other operating gains (losses), net	23	-	(5)	346	-	364

Operating profit	17	-	259	1,057	-	1,333

Finance (costs) income, net:

Net interest (expense) income	(99)	-	4	6	-	(89)

Other finance (costs) income	(26)	-	1	(167)	-	(192)

Intercompany net interest income (expense)	108	-	(24)	(84)	-	-

Income before tax and equity method investments	-	-	240	812	-	1,052

Share of post-tax earnings in equity method investments	-	-	-	989	-	989

Share of post-tax earnings in subsidiaries	1,650	-	68	201	(1,919)	-

Tax expense	-	-	(39)	(376)	-	(415)

Earnings from continuing operations	1,650	-	269	1,626	(1,919)	1,626

Earnings from discontinued operations, net of tax	-	-	-	24	-	24

Net earnings	1,650	-	269	1,650	(1,919)	1,650

Earnings attributable to common shareholders	1,650	-	269	1,650	(1,919)	1,650

	Six months ended June 30, 2022

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

CONTINUING OPERATIONS

Revenues	-	-	1,100	2,543	(355)	3,288

Operating expenses	(4)	-	(820)	(1,653)	355	(2,122)

Depreciation	-	-	(24)	(52)	-	(76)

Amortization of computer software	-	-	(6)	(229)	-	(235)

Amortization of other identifiable intangible assets	-	-	(26)	(25)	-	(51)

Other operating gains, net	-	-	-	1	-	1

Operating (loss) profit	(4)	-	224	585	-	805

Finance (costs) income, net:

Net interest expense	(79)	-	-	(18)	-	(97)

Other finance (costs) income	(38)	-	1	451	-	414

Intercompany net interest income (expense)	57	-	(25)	(32)	-	-

(Loss) income before tax and equity method investments	(64)	-	200	986	-	1,122

Share of post-tax losses in equity method investments	-	-	-	(27)	-	(27)

Share of post-tax earnings in subsidiaries	956	-	4	145	(1,105)	-

Tax expense	-	-	(55)	(93)	-	(148)

Earnings from continuing operations	892	-	149	1,011	(1,105)	947

Loss from discontinued operations, net of tax	-	-	-	(55)	-	(55)

Net earnings	892	-	149	956	(1,105)	892

Earnings attributable to common shareholders	892	-	149	956	(1,105)	892

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

	June 30, 2023

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Cash and cash equivalents	7	-	290	2,561	-	2,858

Trade and other receivables	-	-	228	772	-	1,000

Intercompany receivables	3,736	-	654	5,407	(9,797)	-

Other financial assets	-	-	5	99	-	104

Prepaid expenses and other current assets	-	-	237	235	-	472

Current assets	3,743	-	1,414	9,074	(9,797)	4,434

Property and equipment, net	-	-	142	260	-	402

Computer software, net	-	-	57	1,010	-	1,067

Other identifiable intangible assets, net	-	-	1,043	2,146	-	3,189

Goodwill	-	-	3,798	2,392	-	6,190

Equity method investments	-	-	-	3,477	-	3,477

Other financial assets	91	-	8	349	-	448

Other non-current assets	-	-	106	504	-	610

Intercompany receivables	161	-	2	777	(940)	-

Investments in subsidiaries	17,733	-	501	4,313	(22,547)	-

Deferred tax	-	-	-	1,072	-	1,072

Total assets	21,728	-	7,071	25,374	(33,284)	20,889

LIABILITIES AND EQUITY

Liabilities

Current indebtedness	2,440	-	-	-	-	2,440

Payables, accruals and provisions	54	-	298	581	-	933

Current tax liabilities	-	-	-	479	-	479

Deferred revenue	-	-	395	547	-	942

Intercompany payables	4,890	-	517	4,390	(9,797)	-

Other financial liabilities	-	-	15	109	-	124

Current liabilities	7,384	-	1,225	6,106	(9,797)	4,918

Long-term indebtedness	3,141	-	-	-	-	3,141

Provisions and other non-current liabilities	2	-	5	668	-	675

Other financial liabilities	-	-	26	176	-	202

Intercompany payables	-	-	778	162	(940)	-

Deferred tax	-	-	223	529	-	752

Total liabilities	10,527	-	2,257	7,641	(10,737)	9,688

Equity

Total equity	11,201	-	4,814	17,733	(22,547)	11,201

Total liabilities and equity	21,728	-	7,071	25,374	(33,284)	20,889

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

	December 31, 2022

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Cash and cash equivalents	5	-	125	939	-	1,069

Trade and other receivables	-	-	458	611	-	1,069

Intercompany receivables	3,566	-	354	2,791	(6,711)	-

Other financial assets	-	-	5	199	-	204

Prepaid expenses and other current assets	-	-	245	224	-	469

Current assets	3,571	-	1,187	4,764	(6,711)	2,811

Property and equipment, net	-	-	159	255	-	414

Computer software, net	-	-	4	918	-	922

Other identifiable intangible assets, net	-	-	1,066	2,153	-	3,219

Goodwill	-	-	3,788	2,094	-	5,882

Equity method investments	-	-	-	6,199	-	6,199

Other financial assets	60	-	11	456		527

Other non-current assets	-	-	126	493	-	619

Intercompany receivables	190	-	-	778	(968)	-

Investments in subsidiaries	15,979	-	64	4,145	(20,188)	-

Deferred tax	-	-	-	1,118	-	1,118

Total assets	19,800	-	6,405	23,373	(27,867)	21,711

LIABILITIES AND EQUITY

Liabilities

Current tax indebtedness	1,647	-	-	-		1,647

Payables, accruals and provisions	48	-	395	779	-	1,222

Current tax liabilities	-	-	2	322	-	324

Deferred revenue	-	-	341	545	-	886

Intercompany payables	2,385	-	406	3,920	(6,711)	-

Other financial liabilities	718	-	18	76	-	812

Current liabilities	4,798	-	1,162	5,642	(6,711)	4,891

Long-term indebtedness	3,114	-	-	-	-	3,114

Provisions and other non-current liabilities	2	-	4	685	-	691

Other financial liabilities	-	-	33	200		233

Intercompany payables	1	-	778	189	(968)	-

Deferred tax	-	-	219	678	-	897

Total liabilities	7,915	-	2,196	7,394	(7,679)	9,826

Equity

Total equity	11,885	-	4,209	15,979	(20,188)	11,885

Total liabilities and equity	19,800	-	6,405	23,373	(27,867)	21,711